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                     June 27, 2024

       Granger Whitelaw
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street, 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 333-231286

       Dear Granger Whitelaw:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Scott Kline